UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 22, 2012.

•	Press Release dated October 25, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Enters Into Midstream Services Relationship for Peace River Arch Area

CALGARY, Alberta – October 22, 2012 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into a midstream services relationship with Encana Corporation (TSX, NYSE: ECA) to develop gas gathering and compression facilities in the Peace River Arch (“PRA”) region in northwestern Alberta. Enbridge has agreed to acquire from Encana certain gathering and compression facilities in the PRA region currently in service and under construction, with an expected closing date in December 2012. Following the completion of construction of these facilities in 2013, Enbridge’s total investment in the PRA region is expected to be approximately $264 million. The financial terms of the midstream services agreement for the gathering and compression facilities in the PRA region will parallel previously established terms between Enbridge and Encana reached in 2011. Enbridge is also working exclusively with Encana on facility scoping for further development of additional major midstream facilities in this region.

Enbridge also announced today it has agreed with the other owners of the Cabin Gas Plant development to defer the commissioning of Cabin Phase 1 and construction of Cabin Phase 2. Starting in December 2012, Enbridge will begin receiving fees for its investment made to date in the Cabin Gas Plant, including costs expended on Phase 2 of the plant facilities. Enbridge will retain the right to develop, own and operate all major midstream natural gas processing facilities required by Encana in the Cabin facility. Enbridge expects its investment in the Cabin and PRA region will exceed the previous level of capital committed to Cabin Phases 1 and 2.

“This agreement in the Peace River Arch region represents another step in the execution of our strategy to establish a strong position in the Canadian Midstream business,” said Leon Zupan, President, Gas Pipelines Enbridge Inc. The investment extends our footprint to the Peace River Arch region, which is expected to grow significantly in the years to come, under the same attractive commercial underpinning and return as our original Cabin investment. The PRA region is also in close proximity to the Alliance Pipeline. We are pleased to be extending our relationship with Encana and look forward to working with producers and all stakeholders in this region.”

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Transfer $1.164 billion of Assets to Enbridge Income Fund

Calgary, Alberta, October 25, 2012 – Enbridge Inc. (NYSE, TSX:ENB) announced today that it has entered into an agreement with Enbridge Income Fund (“the Fund”) to transfer a group of crude oil storage, wind power and solar power assets valued at $1.164 billion to the Fund. The transfer is subject to approval by the public shareholders of Enbridge Income Fund Holdings Inc. (TSX: ENF) (“ENF”), at a meeting to be held December 7, 2012, and to the closing of a $222 million subscription receipt public offering by ENF.

Enbridge will receive initial net cash proceeds from the transaction of $222 million and an additional $582 million in the form of term debt of the Fund, which the Fund is expected to repay to Enbridge through issuance of public term debt. Enbridge will also subscribe for $305 million of additional ECT preferred units and $55 million in common shares of ENF on a private placement basis at the same price per security as the subscription receipt offering, maintaining its interest in ENF at 19.9%. As a result of the transfer, Enbridge’s economic interest in the Fund as a whole, represented by its direct ownership of Fund trust units and ECT preferred units, as well as its 19.9% interest in ENF, will be reduced from 69.2% to 67.8%. The terms of the transfer were negotiated between Enbridge and a committee of independent trustees of Enbridge Commercial Trust on behalf of the Fund.

“We are pleased to be moving forward with this second billion dollar plus drop down to the Enbridge Income Fund, consistent with the sponsored vehicle drop down strategy outlined at our recent Enbridge Day investor conference,” said J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development, Enbridge Inc. “The drop down will enhance the distributable cash flow of the Fund and ENF, benefiting both the public investors in ENF, as well as Enbridge through our 19.9% interest in ENF. The transaction will provide $800 million of net funding for our large growth capital investment program, including further front end bolstering of our equity base. This funding strategy is modestly accretive to Enbridge’s earnings per share in the near term compared to issuing Enbridge common shares, and more accretive over the medium term.”

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge is also featured on the 2012 Carbon Disclosure Leadership Index. Our U.S. affiliate, Enbridge Energy Partners, is ranked as one of the 100 Most Trustworthy Companies in America. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise. visit www.enbridge.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com